ANOORAQ RESOURCES CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JANUARY 31, 2004

(Expressed in Canadian Dollars)

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

		January 31,	October 31,
		2004	2003
	note	(unaudited)	(audited)

Assets

Current assets
Cash and equivalents		$26,679,663	$5,414,398
Amounts receivable	4	209,866	164,499
Prepaid expenses		52,972	60,819
		26,942,501	5,639,716

Equipment	5	43,537	16,990
Mineral property interests	6	4,200,000	4,200,000

		$31,186,038	$9,856,706

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	8(b)	$647,077	$528,277

Shareholders' equity
Share capital	7	47,312,339	25,086,863
Contributed surplus	7(c)	1,855,939	485,962
Deficit		(18,629,317)	(16,244,396)
		30,538,961	9,328,429

Continuing operations	1
Subsequent events	7,12

		$31,186,038	$9,856,706

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended January 31
	2004	2003

Expenses
Conference and travel	$41,874	$33,519
Consulting	126,173	11,547
Exploration (statement)	858,963	384,795
Exploration - stock-based compensation	518,583	–
Interest	(84,354)	(15,137)
Foreign exchange	(9,732)	(22,302)
Legal, accounting and audit	70,731	8,003
Office and administration	36,018	20,716
Recovery of amounts previously written off	(256,000)	–
Salaries and benefits	125,188	170,467
Shareholders communications	68,503	42,841
Stock-based compensation	851,394	–
Trust and filing	37,580	3,239

Loss for the period	$2,384,921	$637,688

Loss per share (note 3)	$(0.05)	$(0.02)

Weighted average number of common
shares outstanding	47,231,041	32,273,463

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited)
	Three months ended January 31
	2004	2003
Deficit, beginning of period	$(16,244,396)	$(12,414,982)
Loss for the period	(2,384,921)	(637,688)
	$(18,629,317)	$(13,052,670)

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended January 31
Cash provided by (used for):	2004	2003

Operating activities
Loss for the period	$(2,384,921)	$(637,688)
Items not involving cash
Depreciation included in exploration expenses	5,928	5,788
Stock-based compensation	1,369,977	–
Shares issued for property option and
assignment agreements	340,000	93,750
Changes in non-cash operating working capital
Amounts receivable	(45,367)	(10,203)
Prepaid expenses	7,847	11,976
Accounts payable and accrued liabilities	118,800	412,997
	(587,736)	(123,380)

Investing activities
Purchase of equipment	(32,475)	–

Financing activities
Issuance of common shares for cash, net of costs	21,885,476	–

Increase (decrease) in cash and equivalents	21,265,265	(123,380)
Cash and equivalents, beginning of period	5,414,398	3,005,236
Cash and equivalents, end of period	$26,679,663	$2,881,856

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Exploration Expenses
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended January 31

Northern Limb of the Bushveld	2004	2003

Assays and analysis	$21,483	87,902
Depreciation	5,928	5,788
Drilling	62,406	–
Engineering	50,860	5,229
Environmental and socioeconomic	10,865	10,350
Geological and consulting	115,610	91,661
Graphics	8,958	3,542
Property fees and assessments	–	22,603
Property option payments	353,866	93,750
Site activities	123,122	28,236
Transportation	105,865	35,734
Subtotal	858,963	384,795
Stock-based compensation	518,583	–
Exploration expense	1,377,546	384,795
Cumulative expenditures, beginning of period	7,989,947	6,017,288
Cumulative expenditures, end of period	$9,367,493	$6,402,083

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the period ended January 31, 2004 (Expressed in Canadian Dollars)

1.	Continuing operations

The Company is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral properties. The Company has pursued mineral property interests in Canada and Mexico but since 1999 the Company has focused exclusively on mineral interests located in the Republic of South Africa with particular attention on the Bushveld Complex (note 6).

As at the date of these consolidated financial statements, the Company had not identified a body of commercial grade ore on any of its properties. The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercially viable ore body, to finance its exploration costs and to address any environmental, regulatory or other issues which may arise in the course of developing the property.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	Basis of presentation and principles of consolidation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

The consolidated financial statements include the accounts of the Company's wholly owned Mexican and Cayman Islands subsidiaries, and Plateau Resources (Proprietary) Limited ("Plateau") located in the Republic of South Africa. All material intercompany balances and transactions have been eliminated.

3.	Significant accounting policies

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the period ended January 31, 2004 (Expressed in Canadian Dollars)

(b)	Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is provided on a declining balance basis at various rates ranging from 15% to 30% per annum.

(c)	Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment of value has occurred.

(d)	Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares. Costs incurred to issue common shares are deducted from share capital.

(e)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(f)	Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the period ended January 31, 2004 (Expressed in Canadian Dollars)

Diluted loss per share is not presented as the effect of including outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(g)	Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, prepaid expenses, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

(h)	Translation of foreign currencies

All of the Company's foreign operations are integrated. Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are expensed.

(i)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values and rates for the depreciation, as well as the assumptions used in determining the fair value of non-cash stock-based compensation and warrants. Actual results could differ from these estimates.

(j)	Stock-based compensation

The Company has a share option plan, which is described in note 7(c). The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, granted on or after November 1, 2002, using the fair value based method.

Under the fair value based method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period. The cost of non-cash

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the period ended January 31, 2004 (Expressed in Canadian Dollars)

stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

No compensation cost is required to be recorded for all other non-cash stock-based employee compensation awards; however the Company is permitted to, and effective November 1, 2003, has elected to, include these costs in operations on a prospective basis.

Consideration paid by employees upon the exercise of stock options is credited to share capital.

Prior to November 1, 2003, the Company presented in the notes to the financial statements the pro forma loss and loss per share had the fair value method been used to account for employee non-cash stock-based compensation awards.

(k)	Comparative figures

Certain of the prior periods' comparative figures have been restated to conform with the presentation adopted for the current period.

4	Amounts receivable

Amounts receivable comprise the following:

	January 31,	October 31,
	2004	2003
Employee expense advances	$3,335	$1,589
Value-added taxes recoverable	206,531	162,910
	$209,866	$164,499

5.	Equipment

	January 31, 2004			October 31, 2003
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value
Office	$30,421	$30,421	$–	$30,421	$30,089	$332

Vehicles	101,244	57,707	43,537	68,769	52,111	16,658
	$131,665	$88,128	$43,537	$99,190	$82,200	$16,990

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the period ended January 31, 2004 (Expressed in Canadian Dollars)

6.	Mineral property interests

Mineral Property Acquisition Costs	January 31, 2004	October 31, 2003

Platreef Properties, South Africa

Balance, beginning of the year	$4,200,000	$4,200,000

Incurred during the year	–	–

Balance, end of year	$4,200,000	$4,200,000

Refer also to Consolidated Statements of Exploration Expenses.

(a)	Northern Limb of the Bushveld Complex, Republic of South Africa

Platreef

In October 1999, the Company acquired a two-stage right to purchase up to 100% of Pinnacle Resources Inc.'s ("Pinnacle") South African subsidiary, Plateau Resources (Proprietary) Limited ("Plateau"), which holds the Platreef platinum group mineral ("PGM") properties located on the Northern Limb of the Bushveld Complex in South Africa.

The Company acquired its rights under the October 1999 agreement with Pinnacle as a consequence of reaching a settlement agreement with Gladiator Minerals Inc., subsequently renamed Hinterland Metals Inc. ("Hinterland"), pursuant to which Anooraq would issue shares in stages to Hinterland, to a maximum of 875,000 shares, as it proceeded with investments in Plateau. Under this agreement, 378,500 shares have been issued to Hinterland. On November 13, 2003, the Company issued 400,000 common shares to Hinterland as full and final settlement under this agreement.

In South Africa, mineral claims are commonly referred to as "farms".

On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in a portion of the Elandsfontein 766 LR farm located contiguous to the pre-existing Platreef properties, pursuant to an agreement with MSA Projects (Proprietary) Limited (the "Heads of" Agreement). The option requires staged issuances totalling 500,000 common shares of the Company (412,500 shares issued to January 31, 2004) and aggregate cash payments of US$350,000 (of which US$40,500 and Cdn$15,000 have been paid).

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the period ended January 31, 2004 (Expressed in Canadian Dollars)

In July 2001, Plateau acquired the right to purchase a 100 percent interest in farms Hamburg 737 LR (2,126 hectares) and Elandsfontein 766 LR Portion 1 (428 hectares), located contiguous to the north end of the then-existing Platreef properties. Consideration for the exploration rights to these farms, which are in effect for a five year term, consists of payments of US$2.00 per hectare in year one escalating in stages to US$4.50 per hectare in year five. To purchase the farms outright, a payment of US$325 per hectare is required if the option is exercised in year one, US$390 per hectare in year two, US$455 per hectare in year three, US$520 per hectare in year four and US$600 per hectare in year five.

On August 28, 2001, the Company completed an agreement to purchase from Pinnacle the remaining outstanding common shares of Plateau that it did not own in consideration for the issuance of 7.5 million of its common shares at an aggregate cost of $4.2 million. In connection with this acquisition, the original loan facility and share purchase agreement between Anooraq and Pinnacle was purchased for consideration of 4,500,000 Anooraq warrants exercisable at $0.70 until August 28, 2003. These warrants were exercised in their entirety in July 2003.

In April 2002, the Company acquired the Noord Holland 775 LR farm (1,229 hectares) from the South African Department of Mines and Energy, bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares.

Reitfontein

On October 10, 2001, the Company completed an agreement with African Minerals Ltd. ("AML"), a private affiliate of Ivanhoe Capital Corporation, whereby AML has the right to earn a 50% joint venture interest in the Company's 2,900 hectare Rietfontein 2KS farm ("Rietfontein"). Under the terms of this agreement, AML must incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein. There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of AML's exploration activities. The Company and AML are currently in discussions over these matters, both outside of and within an ongoing arbitration process, pursuant to the terms of the earn-in agreement.

Rustenburg

On May 16, 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited ("Rustenburg"), a subsidiary of Anglo American Platinum Corporation Limited (together "Anglo Platinum"), for the right to acquire up to an 80% interest in twelve new PGM properties located on the Northern Limb of the Bushveld Complex. Under the agreements with Anglo Platinum, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totalling South African Rand ("ZAR") 25 million within five years. The Company is required to spend ZAR 2.5 million in year one (which has been completed), ZAR 5 million in each of years two, three, and four, and ZAR 7.5 million in year five.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the period ended January 31, 2004 (Expressed in Canadian Dollars)

When a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. Rustenburg will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of Rustenburg's interest and any participation in the venture by a Historically Disadvantaged South Africans ("HDSA") partner will be provided out of the Company's interest.

Drenthe-Overysel

On November 26, 2003, the Company announced that it had entered into a Joint Venture Agreement with Potgietersrust Platinums Limited. ("PPRust"), a wholly owned subsidiary of Anglo American Platinum Corporation Limited (together "Anglo Platinum"). The Joint Venture was formed to explore and develop platinum group metals ("PGM"), gold and nickel mineralization on the Company's Drenthe 778LR and Witrivier 777LR farms and PPRust's adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex.

The objective is to explore and develop a large-scale, open pit deposit, utilizing nearby milling, smelting and refining facilities which could provide substantial cost advantages to a new mining project. The Company is contributing its rights to the Drenthe 778LR farm on which a large PGM-nickel resource has been outlined in the Drenthe deposit, and the Witrivier 777LR farm if the deposit extends north on to Witrivier. PPRust is contributing its rights to the northern portion of the Overysel 815LR farm which lies south of and contiguous to the Drenthe 778LR farm.

Pursuant to the terms of the Joint Venture Agreement, Anooraq and Anglo Platinum will form an initial 50/50 Joint Venture ("the JV") to explore these farms for a period of up to five years. During that period, Anooraq will operate the exploration programs, and spend up to ZAR12.35 million on behalf of the JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study ("BFS").

Once the BFS has been completed, the parties, by agreement, may proceed to exploitation subject to relevant regulatory requirements. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation the Joint Venture interest allotted to each of Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. During development, the JV will be seeking a Black Economic Empowerment partner to participate in the project, with the JV partners dividing the remaining interest.

Should Anooraq choose not to proceed, then Anglo Platinum shall have the option to acquire Plateau's interest at the aggregate of (i) the net present value of exploiting Plateau's mineral rights as a stand alone mining operation by applying an agreed discount rate as determined in the BFS, and (ii) all Exploration Expenditures incurred by Plateau up to the completion of the BFS. Should Anglo Platinum decide not to contribute to exploitation, it remains entitled to dilute to a

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the period ended January 31, 2004 (Expressed in Canadian Dollars)

minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%.

Anglo Platinum has undertaken to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum's facilities. Anglo Platinum has recently completed construction of a new PGM smelter at Polokwane, located approximately 80 km east of the property.

(b)	Eastern Limb of the Bushveld Complex, Republic of South Africa

Ga-Phasha Project

In January 2004, the Company announced it had agreed to terms whereby the Company and Pelawan Investments (Proprietary) Limited ("Pelawan"), a private South African company, would combine their respective PGM assets, comprising the Company's Northern Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha (previously known as Paschaskraal) PGM Project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms – Paschaskraal 466KS, Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

The Ga-Phasha Project is a Black Economic Empowerment ("BEE") joint venture based on an existing agreement in principle between Anglo American Platinum Corporation Limited ("Anglo Platinum") and a BEE partner, Pelawan, pursuant to Anglo Platinum's planned PGM project expansion on the Eastern Limb. Pelawan will receive a participation interest equal to 50% of the Ga-Phasha Project and the remaining 50% participation interest in the Project will be held by Anglo Platinum.

Pursuant to the terms of the agreement between the Company and Pelawan, the Company will acquire Pelawan's rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million Anooraq common shares (the "Consideration Shares") and a cash payment of not more than ZAR 9.25 million. The number of Consideration Shares to be issued takes into account the potential dilutive effect of financings to be undertaken in the future to develop PGM mines at Ga-Phasha and at Drenthe-Overysel such that Pelawan's ownership (initially 63%) of the issued and outstanding shares of Anooraq will remain at a minimum of 52% ownership of Anooraq on a going-forward basis, establishing and maintaining Anooraq's status as a BEE company. Further, the dilution calculation allows for Consideration Shares having an aggregate value of $10 million to be sold by Pelawan during the twelve-month period subsequent to the closing. Of the remaining Consideration Shares, approximately 89 million shares ("the Lock-up Shareholding") will be held in escrow for the lesser of six years from the date of issuance or until twelve months after the commencement of commercial production from the Ga-Phasha Project. Under South African legislation yet to come into effect, and as specified in the agreements in respect of the Ga-Phasha Project related to the terms of BEE requirements, Pelawan will at all future times be required to hold a certain minimum number of the Consideration Shares, currently defined as 52% of the issued and outstanding shares of Anooraq, in order to retain its classification as a BEE.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the period ended January 31, 2004 (Expressed in Canadian Dollars)

Anooraq has undertaken to meet the independence and corporate governance requirements of senior stock exchanges and regulatory agencies in North America for the Anooraq Board of Directors at the time of closing, scheduled for late April 2004. To that end, the Board shall be comprised of nine persons – three independents, and three from each of the current Boards of Anooraq and Pelawan. The independent board members are yet to be determined, but shall be chosen in the following manner: one by Anooraq, one by Pelawan and one jointly.

The closing of this transaction requires, among other conditions, regulatory approvals from authorities in South Africa and Canada, finalization of a comprehensive joint venture agreement with Anglo Platinum, and approvals by the shareholders of both Pelawan and Anooraq.

(c)	La Dicha Property, Mexico

In 1998, the Company acquired an option to purchase a 100% interest in the La Dicha property, located near Chilpancingo, Mexico, in consideration for total payments of US$500,000 (of which US$30,000 has been paid) and the issuance of 350,000 common shares of the Company in stages over four years. Subsequent to the date of the agreement and in contravention of its terms, the property vendor failed to maintain adequate title to five of the fourteen concessions and ownership of these concessions reverted to the Mexican government, which subsequently granted them to third parties pursuant to a public auction during the 1999 fiscal year. The Company terminated all payments to the property vendor during the 1999 fiscal year. The Company's remaining ownership interests, which were carried at a nominal value of $1, lapsed during the 2002 fiscal year and accordingly, were expensed in the 2002 fiscal year.

7	Share capital

(a)	Authorized share capital

Authorized share capital consists of 200,000,000 common shares without par value.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the period ended January 31, 2004 (Expressed in Canadian Dollars)

(b)	Issued share capital

		Number of
Common shares issued and outstanding	Price	Shares	Dollar Amount
Balance, October 31, 2002		32,148,463	$20,048,474
Issued during fiscal 2003:
Shares issued for property option	$0.75	270,833	203,125
Share purchase options exercised	$0.60	1,206,000	720,090
Warrants exercised	$0.72	5,138,876	3,435,560
Private placement, May 2003, net of issue costs	$0.52	1,400,000	679,614
Balance, October 31, 2003		40,164,172	$25,086,863
Issued during fiscal 2004:
Shares issued for property option	$0.85	400,000	340,000
Share purchase options exercised	$0.68	632,500	428,640
Warrants exercised	$0.85	3,313,125	2,822,529
Private placement, December 2003, net of issue costs	$2.10	9,523,810	18,634,307
Balance, January 31, 2004		54,033,607	$47,312,339

(c)	Share Option Plan

Under the terms of the shareholder-approved Share Option Plan, the Company at January 31, 2004 had reserved up to 6,450,000 share options which are grantable to employees, consultants and directors at the discretion of the Board of Directors.

As at January 31, 2004, 4,590,000 share purchase options were outstanding of which 3,831,750 had vested with optionees. These options were exercisable at prices ranging from $0.48 to $2.00 per share, as follows:

	Option	Number of
Expiry date	price	options
October 29, 2004	$0.84	2,000,000
December 11, 2004	$0.48	725,000
May 9, 2005	$0.50	3,500
July 29, 2005	$0.60	64,000
September 8, 2005	$0.85	100,000
September 30, 2005	$0.85	50,000
October 21, 2005	$2.00	1,647,500
		4,590,000

Subsequent to January 31, 2004, 65,000 options were exercised for proceeds of $72,000.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the period ended January 31, 2004 (Expressed in Canadian Dollars)

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the period has been reflected in the statement of operations as follows:

	Three months	Year
	ended	ended
	January 31	October 31
	2004	2003

Stock-based compensation – Exploration	$518,583	$8,875
Stock-based compensation – Operations	851,394	477,087

Credited to contributed surplus	1,369,977	485,962
Contributed surplus, beginning of the period	485,962	–
Contributed surplus, end of period	$1,855,939	$485,962

The assumptions used to estimate the fair value of options granted during the period were:

Risk free interest rate	3%
Expected life	1.9 years
Volatility	87%
Expected dividends	nil

			Contractual
	Weighted		weighted
	average		average
Option continuity schedule	exercise	Number of	remaining life
	price	options	(years)
Balance, October 31, 2002	$0.75	3,756,500	1.59

Granted	$1.35	2,852,000
Exercised	$0.60	(1,206,000)
Expired	$0.56	(88,500)
Cancelled	$0.68	(114,000)
Balance, October 31, 2003	$1.12	5,200,000	1.36

Granted	$2.00	72,500
Exercised	$0.68	(632,500)
Cancelled	$0.60	(50,000)
Balance, January 31, 2004	$1.20	4,590,000	1.16

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the period ended January 31, 2004 (Expressed in Canadian Dollars)

(d)	Share purchase warrants

The continuity of share purchase warrants is as follows:

Note Reference	6(a)	7(e)	7(f)	7(g)
Expiry date	August 28,	December 21,	December 27,	June 1,
	2003	2003	2003	2005
Exercise price	$0.70	$0.85	$0.88	$2.50	TOTAL

Balance, October 31, 2002	4,500,000	3,692,718	259,283	–	8,452,001

Exercised	(4,500,000)	(592,000)	(46,876)	–	(5,138,876)

Balance, October 31, 2003	–	3,100,718	212,407	–	3,313,125

Issued	–	–	–	5,333,334	5,333,334

Exercised	–	(3,100,718)	(212,407)	–	(3.313,125)

Balance, January 31, 2004	–	–	–	5,333,334	5,333,334

(e)	Share purchase warrants

On December 10, 2002, the Company extended the expiry date of 3,692,718 warrants for an additional year to December 21, 2003, with the exercise price unchanged at $0.85. In October 2003, 592,000 of these warrants were exercised. The remaining 3,100,718 warrants were exercised in the current period.

(f)	Equity financing, August 2002

On August 27, 2002, the Company completed a $207,426 private placement financing of 259,283 units at a price of $0.80 per unit. Each unit was comprised of one common share and a one common share purchase warrant exercisable at $0.88 per common share until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if the Company's shares trade on the TSX Venture Exchange for ten consecutive trading days at or above $1.32. In October 2003, 46,876 of these warrants were exercised. The remaining 212,407 warrants were exercised in the current period.

(g)	Equity financing, December 2003

On December 29, 2003, the Company completed a $20,000,000 private placement financing of 9,523,810 units at a price of $2.10 per unit. Each unit was comprised of one common share and a one-half common share purchase warrant exercisable at $2.50 per common share until June 1, 2005. The agents received 571,429 warrants each exercisable into one common share at $2.50 per common share until June 1, 2005. The warrants are subject to a 30-day accelerated expiry at the Company's option if the closing price of the Company's shares as traded on the TSX Venture Exchange for ten consecutive trading days is at least $5.00.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the period ended January 31, 2004 (Expressed in Canadian Dollars)

8.	Related party transactions

		Three months ended January 31
Services rendered by:	Reference	2004	2003

Hunter Dickinson Inc.	(a)	$59,285	$343,382
Hunter Dickinson Group Inc.	(a)	4,560	10,962

		January 31,	January 31,
		2004	2003

Balances receivable (payable):
Hunter Dickinson Inc.	(b)	$(365,490)	$(75,839)
Mainland Exploration Limited Partnership	(c)	–	245,924

(a)
Hunter Dickinson Inc. ("HDI") and its wholly owned subsidiaries are private companies with certain directors in common that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)
The balances receivable (payable) to HDI have resulted from advances against future work, services, or cost reimbursements, or from HDI providing periodic short-term working capital advances to the Company. These balances are included within amounts receivable (note 4) or accounts payable and accrued liabilities on the consolidated balance sheets.

(c)
Mainland Exploration Limited Partnership ("Mainland") is a limited partnership that had provided merger, acquisition, financing and other corporate services to the Company and invests in exploration properties. Certain directors of the Company were also directors of Mainland's general partner. Mainland received 200,000 shares of the Company in exchange for the assignment to the Company of the October 1999 agreement to acquire Plateau Resources (Proprietary) Limited (note 6). The Company had also advanced Mainland $201,000 to October 31, 2000 and this amount, plus interest accrued at prime rate plus 1% compounded semi-annually, remained outstanding. During the year ended October 31, 2003, the Company concluded that the amount receivable from Mainland was likely uncollectible. Accordingly, the amount receivable was written off in October 2003.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements For the period ended January 31, 2004 (Expressed in Canadian Dollars)

9.	Income taxes

As at October 31, 2003, the Canadian parent company had the following amounts available to reduce future taxable income, the future tax benefits of which have not been reflected in the accounts, as it cannot be considered more likely than not that these amounts will be utilized.

Non capital losses, expiring in various periods to 2010	$4,949,000
Capital losses carried forward	931,000
Total losses available	$5,880,000